LKQ Corporation

120 N. LaSalle Street

Suite 3300

Chicago, IL 60602

Phone 312.621.1950

Fax 312.621.1969

www.lkqcorp.com

May 21, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Cvrkel
Branch Chief

	Re:	LKQ Corporation
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 000-50404

Dear Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company,” “we,” or the “registrant”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated April 13, 2010 with respect to the Company’s Form 10-K for the year ended December 31, 2009 which was filed by the registrant on February 26, 2010 with the Commission. We are also responding to Mr. Dana Brown’s telephone comment on May 14, 2010 related to our Proxy Statement, which was filed by the registrant on March 26, 2010 with the Commission.

The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the registrant’s response.

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Securities and Exchange Commission

May 21, 2010

Form 10-K for the year ended December 31, 2009

Statements of Stockholders’ Equity and Other Comprehensive Income, page 50

1.	Comment: We note from the statements of stockholders’ equity that in fiscal 2008 you recorded a reduction in additional paid-in capital for a “share price guarantee.” Please explain to us the nature of this transaction and tell us how you accounted for it in your financial statements.

Response: In connection with our acquisition of Pick-Your-Part Auto Wrecking (“PYP”) on August 25, 2008, we agreed to remit to the former owners additional cash consideration if the LKQ shares issued in the acquisition were sold in the market by the former owners in the month following the acquisition date for less than the share price specified in the purchase agreement. In accordance with Paragraph 30 of Statement of Financial Accounting Standards No. 141 (as the acquisition was completed before the effective date of SFAS No. 141R), we treated the issuance of additional cash consideration related to the share price guarantee as a reduction to additional paid in capital rather than an adjustment to the acquisition cost of PYP as the payment was based on a contingency involving the price of our common shares.

Disclosure related to the share price guarantee is included in the discussion of our acquisition of PYP in Note 10, Business Combinations, on page 68 of our 2009 Form 10-K.

Note 2. Summary of Significant Accounting Policies

-Property and Equipment, page 54

2.	Comment: We note your disclosure that you capitalize interest on assets under construction or development, including internal-use software. For any accounting periods in which some interest cost is capitalized, please revise future filings to disclose the total amount of interest cost incurred during the period and the amount thereof that has been capitalized. See guidance in ASC 835-20-50-1. Also, please tell us, and disclose in future filings whether your capitalization of costs incurred in connection with obtaining and developing internal use computer software is in accordance with FASB 350-40-25.

Response: The amount of capitalized interest was immaterial to our financial statements (less than $450,000 annually) for all periods presented in our 2009 Form 10-K. If capitalized interest continues to be immaterial for all periods presented, we will remove the disclosure that we capitalize interest on assets under construction or development in future filings. To the extent that capitalized interest is material in future periods, we will disclose the amount of interest cost capitalized in all periods presented.

Securities and Exchange Commission

May 21, 2010

The capitalization of costs incurred in connection with obtaining and developing internal use computer software is in accordance with ASC 350-40-25. The internal and external costs incurred to develop internal use computer software (such as general ledger, consolidation and yard management applications) during the application development stage of the implementation, including the design of the chosen path, are capitalized. Other costs, including expenses incurred during the preliminary project stage, training expenses, data conversion costs and expenses incurred in the post implementation stage are expensed in the period incurred. Capitalized costs are amortized ratably over the expected useful life of the software when the software becomes operational. Upgrades and enhancements to internal use software are capitalized only if the costs result in additional functionality. We do not plan to sell or market our internal use computer software to third parties.

We will include these disclosures on our accounting for internal use computer software in the Summary of Significant Accounting Policies in our future filings on Form 10-K.

-Stock Based Compensation, page 57

3.	Comment: We note your disclosure that due to the limited information available regarding historical exercise experience, you have elected to use the simplified expected term method as permitted by SAB No. 107 (as amended by SAB No. 110). In light of the fact that you have been a public company since 2003 and appear to have a history of stock option issuances since becoming a public company, please explain why you believe it is appropriate to continue using the simplified expected term method through fiscal 2009. As part of your response, please explain to us whether more detailed information about exercise behavior has become more readily available to the company. Please advise or revise future filings accordingly.

Response: We do not believe that we have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of our stock option grants. Based on our review of the factors presented in SAB No. 110, we believe that the simplified method continued to be the most appropriate approach for our 2009 grants.

We became a public company in October 2003. Our stock option awards expire ten years from the date they are granted. Most of the options we have granted vest over a period of five years. However, the vesting of the 2004 annual grant of options to employees made in January 2004 was accelerated to be fully vested in January 2005, and the options granted to employees in January 2005 had an accelerated vesting schedule such that 50% of the options awarded vested in six months and the remaining 50% of the options vested over five years. Thus, the first annual option

Securities and Exchange Commission

May 21, 2010

grant with full five year vesting since we became a public company was on January 13, 2006, and these awards were only 70% vested as of December 31, 2009. As a result of these factors, we do not have sufficient data to calculate an expected life based on historical experience and believe the following factors support using the simplified expected term method: 1) the lack of option grants that have been outstanding for the full five year normal vesting period; and 2) our options have a ten year life and our existence as a public company has been only 6.25 years.

We will continue to evaluate whether utilizing the simplified expected term method is appropriate for stock option grants made after December 31, 2009, and, when applicable, we will provide additional disclosure in the Summary of Significant Accounting Policies in our future filings on Form 10-K detailing our reasons for applying the simplified expected term method.

-Segment Information, page 59

4.	Comment: We note from your disclosure in Note 2 that the three operating segments: wholesale recycled and aftermarket products; self service retail products; and recycled heavy-duty truck products are aggregated into one reportable segment because they possess similar economic characteristics and have common products and services, customers, and methods of distribution. However, based on the disclosures in MD&A regarding the changes in margins at the self service facilities and the difficult buying environment for self service operations in the fourth quarter of 2008, it is not clear why you believe that these operating segments meet the aggregation criteria set forth in ASC 280-10-50. Please explain to us in detail why you believe these three segments meet the aggregation criteria to be considered one reportable segment. As part of your response, please explain to us how management evaluates the performance of your business and the operating segments identified. Please advise or revise future filings accordingly.

Response: We have three operating segments: wholesale recycled and aftermarket products, self service products and recycled heavy-duty truck products. Our self service products and heavy-duty truck products operating segments were individually less than 10% of our consolidated revenue, operating income and assets for the years ended December 31, 2009 and 2008.

Management evaluates the performance of the business and the operating segments and makes decisions regarding resource allocations for the operating segments primarily using earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA margins. Management believes that EBITDA margin provides useful information regarding our profitability and operating trends.

Under ASC 280-10-50-11, we are permitted to aggregate operating segments for financial reporting purposes provided the segments have similar economic characteristics and are similar in products and services, production processes, customer types and distribution methods.

Securities and Exchange Commission

May 21, 2010

We view our operations as the sale and distribution of automotive and truck replacement parts. Our operating segments follow a consistent business model. Each encompasses the acquisition of end of life vehicles either from auction or directly from other sources and the removal of usable parts for sale to customers (recycled parts). We also sell refurbished and new parts. Collectively the recycled, refurbished and new parts are considered “alternative parts.” Employees in our wholesale products and heavy-duty truck products segments perform the dismantling while our customers remove the parts at our self service locations. We provide the acquired parts to the same retail and wholesale customers, either by over the counter sales or delivery to the customer. We deliver parts ourselves or utilize UPS or common carriers in our distribution system. In addition, we have walk-in customers throughout our operations to whom we sell parts over the counter. Once the parts have been harvested, we crush the remaining vehicle bodies and sell the scrap metal and other materials to recyclers.

In terms of economic similarity, our segments’ operating performance is affected by common competitive, operating and financial factors, including: (i) demand for alternative parts, (ii) availability of end of life vehicles and (iii) commodity prices for scrap metal, steel and other metals. While changes in these factors may influence the results of our operating segments to differing degrees in the short term (see the following paragraph for an example), we expect that the operating segments’ results will be consistent over the long-term. We consider historical results when evaluating economic similarity but also review forward looking information. Projected results are important to this assessment because of the changing components of our business. We entered the wholesale products business in 1998, the self service business in 2004 and the heavy-duty truck parts business in 2008. We typically generate lower profit margins in the early years after we enter a new line of business as we build our network and integrate the administrative functions of the acquired businesses. With the recent entry to the heavy-duty truck parts business, we are still gathering information on its long-term financial outlook. However, we are projecting that the heavy-duty truck products segment will be economically similar to our other segments. As a result of this point and the relative size of our heavy-duty truck products segment (i.e. less than 2% of consolidated revenue and operating income for the year ended December 31, 2009), we have aggregated the heavy-duty truck products segment with our other two operating segments. Our wholesale recycled and aftermarket products and self service products segments are economically similar. Annual EBITDA margins for these segments were within 2% of each other in 2008 and 2009. We anticipate that the margins will be similar in the future, with a range of less than 5% variance over the next three years.

Securities and Exchange Commission

May 21, 2010

Our commentary in the Results of Operations section of Item 7 regarding the self service products gross margin performance in 2009 and 2008 is an example of a short term effect that influenced our reported results of operations. Because our self service products operating segment generates a larger percentage of its revenue from the sale of scrap and other metals than wholesale products or heavy-duty truck products do, the rapid decline in commodity prices in the fourth quarter of 2008 had a more immediate and pronounced short term effect on the self service products operating gross margin than the other operating segments. By the end of 2009, input costs for self service products declined along with the decrease in commodity prices and the gross margin rates moved back in line with longer term averages of our operating segments. We noted this improvement in margins for our self service products segment in our discussion of Cost of Goods Sold comparing the years ended December 31, 2009 and 2008. Therefore, we believe that this experience demonstrates that, despite short term fluctuations in gross margins, the segments continued to perform similarly at the EBITDA margin level within the historical and projected range of less than 5% variance over the longer term.

Note 3. Discontinued Operations, page 60

5.	Comment: We note your disclosure that in the fourth quarter of 2009 you closed two self service facilities in Northern California and you have included the results of operations of these facilities, as well as an asset impairment charge and restructuring expenses in discontinued operations. Please explain to us and revise your disclosure in future filings to discuss why the closure of the two self-service facilities in Northern California met the requirements for treatment as discontinued operations as of December 31, 2009. See guidance in ASC 205-20-45.

Response: In October 2009, we sold certain business assets related to two self service facilities in Northern California to Schnitzer Steel Industries, Inc. (“SSI”) and then closed the facilities as the sale agreement included a five year non-compete agreement that restricts us from operating a self service facility in Northern California.

The self service facilities in Northern California had operations and cash flows that were clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity and thus were considered to be components under the definition in ASC 205-20. The cash flows from these two facilities were eliminated as a result of the closures, and we will not have continuing involvement in these facilities. Therefore, the results of these facilities should be classified as discontinued operations. We do not expect that a significant portion of our self service revenue from these two facilities will migrate to other LKQ self service facilities because of (i) the ongoing non-compete restrictions in Northern California and (ii) the nature of the self service customers (i.e. cost conscious buyers who are unlikely to travel long distances to another LKQ self service yard).

Securities and Exchange Commission

May 21, 2010

The two Northern California self service locations were closed (i.e. ceased to be used) in 2009, and thus these locations qualified for classification as discontinued operations in 2009.

In our future filings on Form 10-K, we will enhance the disclosures related to the two Northern California facilities to clarify why these facilities meet the requirements for treatment as discontinued operations.

Note 4. Capital Structure, page 61

6.	Comment: We note from your disclosure in Note 4 and in the statement of stockholders’ equity that in fiscal 2008 in addition to cash, you issued shares of common stock for the acquisition of two businesses. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Response: We issued cash and shares of common stock as consideration for the acquisitions of Texas Best Diesel, L.P. (“TBD”) and Pick-Your-Part Auto Wrecking (“PYP”). No other consideration was given or received in these transactions. We valued the shares issued in connection with the acquisitions of TBD and PYP at fair value. In accordance with Paragraph 22 of Statement of Financial Accounting Standards No. 141 (SFAS No. 141 was applied as the acquisitions were completed before the effective date of SFAS No. 141R), we determined fair value based on the average market price of our shares as quoted on the NASDAQ Global Select Market exchange for two days before and after the date that the terms of each acquisition were agreed to and announced.

We will add the following disclosure in our 2010 Form 10-K:

On March 4, 2008, in connection with our acquisition of Texas Best Diesel, L.P., we issued 838,073 shares of our common stock. On August 25, 2008, in connection with the acquisition of Pick-Your-Part Auto Wrecking, we issued 2,080,561 shares of our common stock. The shares of common stock were valued at fair value using the average market price over a period ranging from two days before to two days after the date that the terms of each acquisition were agreed to and announced.

Securities and Exchange Commission

May 21, 2010

Note 9. Commitments and Contingencies, page 67

7.	Comment: We note your disclosure that you guarantee the residual values of the majority of your truck and equipment operating leases and had you terminated all your operating leases subject to these guarantees at December 31, 2009, the guaranteed residual value would have totaled approximately $27.8 million. Please tell us, and disclose in future filings, whether you have recorded any liability related to this obligation in accordance with ASC 460-10-55. If not, please explain to us and include your disclosure in future filings why you believe recognition of a liability is not required.

Response: In accordance with ASC 460, we have not recorded a liability for the obligation related to the guaranteed residual values of our truck and equipment leases. We utilize open-end terminal rental adjustment leases (“TRAC”) that have a minimum non-cancelable lease term of 12 months. The leases provide that at any time after the initial 12 month non-cancelable term we can return the equipment, and the lessor would then be obligated to sell the equipment, with any resulting gain or loss being a rental adjustment to be paid to or by us. For each piece of equipment leased we take into account the estimated useful life of the equipment based on miles or hours of operation, as appropriate, along with our expected usage, in order to set the amortization schedule with the lessor. Our objective is to match the expected usage and amortization schedule such that at any time after the minimum lease term if we return the equipment to the lessor, the lessor would be able to sell that equipment with no gain or loss and therefore no TRAC rental adjustment. It is expected that the fair value of the equipment under lease is equal to the remaining lease liability. As a result, the present value of the expected cash flow relating to the guarantee is $0 for these leases. As evidence that the guarantee in fact has no value, we analyzed all leased equipment we returned to the lessor under these TRAC leases over the last two calendar years through December 31, 2009. For those years, the lessor paid us $3,825 in return rental payments, and we paid $35,022 in additional rental payments to the lessor, for a net payment of $31,197. Therefore, we do not believe the guarantees associated with our TRAC leases result in a liability that should be recognized in accordance with ASC 460.

We will disclose in future filings that we have not recorded a liability for the guaranteed residual value of equipment under operating leases as the recovery on disposition of the equipment under these leases is expected to approximate the guaranteed residual value.

Securities and Exchange Commission

May 21, 2010

Note 10. Business Combination, page 67

8.	Comment: We note your disclosure that you were able to acquire Greenleaf for less than the fair value of its assets and recognized a gain on bargain purchase of $4.3 million. We also note that you continue to evaluate the purchase price allocation, including the opening value of inventory, accrued liabilities and deferred taxes, which may require you to adjust the recorded gain. Please tell us if you currently expect to make any changes to the amount of recorded gain and if so, tell us how you calculated any additional increases/decrease to the gain.

Response: While we do not currently expect to have a material adjustment to the recorded gain, we continue to evaluate the purchase price allocation, including the opening value of inventory, accrued liabilities and deferred taxes (as disclosed in our Form 10-Q for the first quarter ended March 31, 2010).

9.	Comment: We note that the purchase price allocations for the acquisitions completed during 2009 includes $22.9 million of goodwill. In light of the fact that the consideration for the seven businesses acquired (other than Greenleaf) was $29.5 million, please confirm for us that this $22.9 million of goodwill related entirely to these seven other businesses (other than Greenleaf) acquired in 2009.

Response: We confirm that the $22.9 million of goodwill relates entirely to the seven businesses (other than Greenleaf) acquired in 2009. In addition to the $29.5 million in cash consideration for these seven acquisitions, we also issued $1.2 million in notes to the sellers of these businesses.

Proxy Statement

10.	Comment: On May 14, 2010, Dana Brown of the Commission verbally requested that we include with our response a description of the process taken to determine under Item 402(s) of Regulation S-K that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Response: Our General Counsel communicated with each of our Chief Executive Officer and Chief Financial Officer to discuss Item 402(s). The discussions included a review of the subject matter requiring disclosure and the example situations that may trigger disclosure listed in Item 402(s). The executive officers analyzed the disclosure requirements of Item 402(s) in the context of the Company’s particular compensation policies and practices and the Company’s business. The executive officers determined that the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company because (a) the Company’s business units are generally similar with respect to risk profile, compensation structure, profitability, and compensation expense as a percentage of revenue, and (b) the nature of the Company’s business generally does not involve

Securities and Exchange Commission

May 21, 2010

short term compensation payments for services that relate to products or tasks that are expected to generate long term income and risk. The executive officers shared their analysis and conclusion with the Compensation Committee of the Board of Directors, and the Compensation Committee concurred.

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In responding to the Staff’s comments regarding the review of our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John S. Quinn
John S. Quinn
Executive Vice President and Chief Financial Officer

cc:	Claire Erlanger, Division of Corporation Finance